REPUBLIC FIRST BANCORP, INC.
50 South 16th Street
Suite 2400
Philadelphia, Pennsylvania 19102

October 2, 2017

VIA EDGAR

Mr. Amit Pande
Accounting Branch Chief
 Office of Financial Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
 Mail Stop 4720
Washington, D.C.  20549

Re:	Republic First Bancorp, Inc. Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 10, 2017 Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed August 7, 2017
 File No. 001-35854

Dear Mr. Pande:

On behalf of Republic First Bancorp, Inc. (the "Company"), I am submitting responses to the comments raised by the staff of the Securities and Exchange Commission (the "Staff") in its comment letter dated August 30, 2017.  Below we have noted the Staff's comments in italics face type and the responses of the Company in regular type.

Form 10-Q For Fiscal Quarter Ended June 30, 2017

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision (Benefit) for Income Taxes, page 52

1.
We note your disclosure that you recorded a benefit for income taxes of $42 thousand for the six months ended June 30, 2017 and that this amount was the net result of an estimated tax provision of $1.1 million during the period offset by an adjustment to your deferred tax asset (DTA) valuation allowance of $1.1 million. We also note from the Income Taxes footnote on page 106 of your Form 10-K for the fiscal year ended December 31, 2016, that similar net benefits for income taxes were recognized during each of the three years then ended and that the amounts of DTA valuation allowance adjustments during 2014, 2015 and 2016 appear to approximate the amounts of estimated tax provision for each respective period. Finally, we note that your DTA valuation allowance totals $10.9 million as of June 30, 2017 as compared to a balance of $13.9 million at December 31, 2012 and that you have continued to report positive operating results during each of the last five years except 2013. Please address the following:

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 2, 2017

•	Tell us how you determined the amount of adjustment to the DTA valuation allowance during 2016 and the six months ended June 30, 2017;

Response:

ASC 740-10-30-24 states that the future realization of a tax benefit sometimes will be expected for a portion, but not all of a deferred tax asset, and the dividing line between the two portions may be unclear. In those circumstances, application of judgement based on careful assessment of all available evidence is required to determine the portion of a deferred tax asset for which it is more-likely-than-not a tax benefit will not be realized.

When calculating the deferred tax asset ("DTA") valuation allowance we assessed all four potential sources of income as discussed in ASC 740-10-30-18. The more objectively reliable the source of income, the more weight it is given in the overall analysis of positive and negative evidence.

For the last several years we have not been able to rely on a forecast of future taxable income when assessing the projected recovery of our DTA for the reasons discussed further below in our response. Nor do we currently have the capacity to carryback operating losses. Therefore, we have relied on tax planning strategies and the estimated reversal of temporary timing differences to support recoverability of a portion of our DTA.

Tax planning strategies were considered in accordance with the guidance under ASC 740-10-30-19.  Strategies evaluated included the sale of investment securities and loans with fair values greater than book values, redeployment of cash and cash equivalents into higher yielding investment options, a switch from tax-exempt to taxable investments and loans, and the election of a decelerated depreciation method for tax purposes on future capital expenditures. These tax planning strategies, if implemented, would result in additional taxable income in the first full reporting period after deployment and would accelerate the recovery of deferred tax asset balances if faced with the inability to recover those assets or the risk of potential expiration. These are the same strategies that were specifically referenced in our response to the comment letter received from the SEC staff in 2011. Our calculation of the DTA valuation allowance also included the projected reversal of temporary timing differences.

After assessing the impact of tax planning strategies and the projected reversal of temporary timing differences, the balance of the deferred tax asset that should be recorded is quantified. The difference between the balance that should be recorded as an asset and the actual deferred tax asset balance is recorded as a partial valuation allowance. The adjustment to the DTA valuation allowance during the twelve month period ended December 31, 2016 and six month period ended June 30, 2017 was driven by this calculation.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 2, 2017

•
Explain to us why you did not use projections of future taxable income, exclusive of reversing temporary timing differences and carryforwards as a factor to project recoverability of the DTA balances; and

Response:

According to ASC 740-10-30-18, future realization of the tax benefit of an existing deductible temporary difference or net operating loss carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character (i.e. ordinary income or capital gains) within the carryback or carryforward period available under the tax law.

In order to realize our deferred tax assets, we must realize sufficient and sustainable taxable income in future years. We believe our taxable income has been and is still subject to volatility. The following table summarizes the pre-tax income trend since 2012, after adjusting for non-recurring items and income recognized on a recently acquired entity:

($ in millions)	2012	2013	2014	2015	2016
Pre-tax Income (Loss)	$3.5	($3.5)	$2.4	$2.4	$4.8
Non-recurring Items	-	-	-	(2.6)	-
Mortgage Company Income	-	-	-	-	(1.5)
Adjusted Pre-tax Income (Loss)	$3.5	($3.5)	$2.4	($0.2)	$3.3

We initially recorded a DTA valuation allowance in 2011. As depicted in the adjusted pre-tax numbers in the table above, our profitability has not been consistent and robust enough to be able to place reliance on a forecast of future taxable income for valuation allowance purposes since that period. We had a cumulative loss in recent years (as defined for the purpose of ASC 740) through the period ended December 31, 2013. The loss recorded during 2013 stemmed from lingering credit losses driven by the financial crisis. While 2014 was a profitable year, a one-time legal settlement in the amount of $2.6 million was received and reported as non-interest income during 2015. Exclusion of this settlement would have resulted in net loss for that year. We recorded a profit during 2016, however a significant portion of pre-tax income in that year was the result of the acquisition of a new residential mortgage lending business (see further discussion below).

A significant component of our DTA is driven by net operating loss carryforwards, commonly referred to as "NOLs". As of December 31, 2016, our NOL carryforward balance amounted to approximately $24.0 million. The ability to recapture NOLs is dependent upon our ability to generate $24.0 million in taxable income in future years prior to expiration. The trend of adjusted pre-tax income in the table above, again does not put us in a position to place reliance on a forecast of future taxable income to project recoverability of our DTA.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 2, 2017

In addition, gains recognized on the sale of investment securities represented more than 10% of earnings in 2014 and 2016. These gains are generally unpredictable and can vary significantly primarily due to changes in the interest rate environment. Uncertainty in the interest rate environment and continued compression of our net interest margin could also have a negative impact on future taxable income which could push the recovery of our NOL carryforward further into the future.

The uncertainty in our financial results can also be partially explained by our business strategy. We are in the midst of an aggressive growth and expansion strategy, focused on the buildout of our branch network which requires significant investments in property, equipment and additional staffing. An increase in the asset size of a financial institution also typically requires investments in infrastructure, including the areas of risk management and compliance. In fact, our efficiency ratio has been elevated for the last several years for these reasons. Our efficiency ratio has been at or above 90% since 2013. A significant level of risk exists in the execution of this strategy and could have a negative impact on future taxable income if not successful. We have decided to accept the risks associated with the growth strategy and are willing to sacrifice rapid improvement in near term profitability in exchange for the long term growth opportunities that we expect this strategy to create. We believe when our business strategy is fully implemented our profitability will return to normalized levels compared to industry standards significantly increasing taxable income levels. As an illustrative example, a bank with $3 billion in assets producing a below average return on assets of 0.75% would generate net income after tax of approximately $22.5 million.

A significant factor driving the improvement in profitability during the twelve month period ending December 31, 2016 compared to December 31, 2015 was the acquisition of a residential mortgage lending company which closed in July 2016.  This is a new line of business for the Company. Changes in the interest rate environment and various other economic conditions can have a significant impact on the operations of a residential mortgage lending team. Rising interest rates, an increase in unemployment, a decline in new home construction, and inflation can quickly cause a decline in the profitability of a residential mortgage lending operation. Decisions on interest rates made by the Federal Reserve Bank do not always correspond with changes in long term rates which typically impact residential mortgages. This complicates the process of forecasting future results. The origination of residential mortgage loans is heavily dependent upon relationships and the reputation of loan officers. Employee turnover and the expiration of existing non-compete agreements with key officers in the residential mortgage division can also drive a significant change in profitability. With a limited history of actual results from this entity, we believe more experience and proven profitability under our ownership is required in order to give more weight in the analysis of future income to residential lending results. As of December 31, 2016, we did not believe five months was sufficient history to rely on for the purpose of weighing more heavily in the forecast (see further discussion below).

According to ASC 740-10-30-21, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Other examples of negative evidence include, but are not limited to, the following:

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 2, 2017

a.)	A history of operating loss or tax credit carryforwards expiring unused

b.)	Losses expected in early future years (by a presently profitable entity)

c.)	Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years.

d.)
A carryback or carryforward period that is so brief it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in a single year or the entity operates in a traditionally cyclical business.

In the evaluation of negative evidence, management considered the level of non-performing asset balances to be elevated when compared to industry averages.  The ratio of non-performing assets to total assets as of December 31, 2016 was 1.51% compared to an industry average of 0.86%*.  Non-performing asset balances remain elevated primarily due to three legacy lending relationships which were originated prior to 2008. These three relationships amount to $20.9 million, or 72%, of the Company's total non-performing assets as of December 31, 2016. The largest of the three assets was placed on non-performing status more than 3 years ago. Management firmly believes these assets are currently marked to their fair value as supported by regular analysis of the underlying collateral and recent appraisals. However, if management choses to become more aggressive in its approach to dispose of these assets, such resolutions could potentially result in significant provisions and charge-offs in the future. Costs to carry these non-performing assets and interest income lost on loans carried in non-performing status also result in a reduction of future earnings. During 2016 there was a negative impact on earnings in excess of $1.0 million from these factors. Management accordingly evaluates these non-performing assets as negative evidence under ASC 740-10-30-21 (b.) and (c.).

*Data source: FDIC Quarterly Banking Profile Fourth Quarter 2016

•
Given your disclosure on page 17 of your 2016 Form 10-K that you will exclude future taxable income as a factor to project recoverability of DTA balance until you can show increasing and sustainable profitability, please clarify to us what specific profitability metrics would result in your including future taxable income as a factor in determining your DTA valuation allowance.

Response:

Key profitability metrics regularly used in the financial services industry include the return on average assets, return on average equity and the efficiency ratio. Since 2008, the Company has consistently fallen below industry averages when comparing these ratios.  The following table depicts the ratios for the twelve month period ended December 31, 2016:

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 2, 2017

	Republic First Bancorp, Inc.	All FDIC Insured Banks*	Banks with Assets from $1B to $10B*
Return on Average Assets	0.30%	1.04%	1.05%
Return on Average Equity	3.97%	9.32%	8.97%
Efficiency Ratio	89.78%	58.28%	61.68%

*Data Source: FDIC Quarterly Banking Profile Fourth Quarter 2016

Continued improvement in each of these key profitability metrics on a consistent and sustainable basis demonstrating the ability to achieve normalized returns compared to industry standards will be assessed in determining when to include future taxable income as a factor in recovering the Company's deferred tax assets.

Resolution of the Company's three largest non-performing asset balances will also be considered when determining when to include future taxable income in our DTA recovery analysis. As described above, these three assets comprise 72% of the Company's total non-performing assets as of December 31, 2016. When management concludes that any possible charge-offs or provisions associated with these assets under reasonable scenarios would not have a significant impact on overall profitability, projections of future taxable will be considered as a factor in recovering deferred tax assets.

Additional experience with the actual results of the residential mortgage lending team acquired during 2016 will also be a key factor in projecting future taxable income.  As of June 30, 2017, we had not completed a full twelve month business cycle with the residential mortgage division. The origination of residential mortgage loans can be impacted by seasonal factors during the course of a full year. The level of mortgages originated for the purchase of new homes compared to refinancing needs can also have a significant impact on future production. Stability in the rate of employee turnover is also crucial to the success of this division.

Profitability levels below industry standards driven by the growth strategy combined with the risk associated with elevated non-performing asset balances and limited experience with the residential mortgage operation put the Company in a position to potentially experience a net loss in future periods. Continued improvement in profitability and resolution of these risks will drive the decision to include future taxable income as a factor in recovering deferred tax assets.

2.
Additionally, please explain to us how you determined the amount of deferred tax asset valuation allowance as of December 31, 2016 and June 30, 2017, considering the guidance in ASC 740-10-30 including the following:

•
ASC 740-10-30-17 which states that all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of the evidence, a valuation allowance is needed. Please tell us and revise your future filings to disclose the specific positive and negative evidence you considered; and

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 2, 2017

•
ASC 740-10-30-18(b) which identifies future taxable income exclusive of reversing temporary differences and carryforwards as a possible source of taxable income that may be available to realize a tax benefit.

Response:

In assessing the need for a valuation allowance, we carefully weigh both positive and negative evidence currently available.  Judgment is required when considering the relative impact of such evidence. The weight given to the potential effect of positive and negative evidence must be commensurate with the extent to which it can be objectively verified. Positive and negative evidence evaluated by management when assessing the need for a deferred tax asset valuation allowance included the following:

Positive Evidence

•	Improvement in earnings during the twelve month period ended December 31, 2016 compared to December 31, 2015

•	Continued growth in interest-earning assets is expected and supported by capital raise completed during the fourth quarter of 2016

•	Acquisition of a residential lending organization (Oak Mortgage Company) completed in July 2016 may continue to supplement earnings growth

Negative Evidence

•	Non-performing asset balances are still elevated primarily due to three legacy relationships which may result in reduced taxable income in future periods

•	There is a historical trend of recording significant loan loss provisions and charge-offs due to asset quality over the last several years

•	Profitability in recent years has been impacted one-time or non-core items including a legal settlement and gains on the sale of investment securities

•
Past and projected future earnings are heavily dependent upon the success of the SBA Lending Team which has recently experienced reduced loan volumes and the recently acquired Mortgage Division which can be significantly impacted by a changing interest rate environment and other various economic factors

•	Limited experience with forecasting profitability and managing operations of the residential mortgage division acquired in July 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 2, 2017

•
A high level of uncertainty exists over interest rate environment and economic decisions to be made by the recently elected administration of the Federal government which may result in compression of the Company's net interest margin causing a decline in future profitability

ASC 740-10-30-23 states that an entity shall use judgement in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion, or all of the deferred tax asset.  A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.

When assessing the manner in which available evidence should be weighted under ASC 740-10-30-23, management interprets this guidance to mean what has already occurred, and thus can be objectively verified, carries more weight that what may occur in the future. (i.e. projections of future income, which are not readily and objectively verifiable).  A projection of future taxable income is inherently subjective and therefore, carries less weight than the objective evidence presented by cumulative losses in recent years. While the Company has recorded cumulative income since 2014, exclusion of a one-time legal settlement in the amount of $2.6 million, considered non-recurring operating income in 2015 would have resulted in a net loss for that year. Under the same assumption that would result in net losses from continuing operations in two of the last four completed fiscal years (2013 and 2015) and net losses in four of the last seven years (2010, 2011, 2013 and 2015). Accordingly, the Company has chosen to currently give less weight to future taxable income as a factor in determining the need for a DTA valuation allowance.

As of the date of this letter another full quarter has elapsed since the last 10-Q filing. In the current period one of the three large non-performing assets has been resolved and returned to accruing status with no additional provisions or charge-offs. Management is also currently evaluating a proposal to resolve another of the largest non-performing assets. The Company has completed a full twelve month business cycle with the residential mortgage lending division and has begun a detailed planning and forecasting process for 2018. Contingent upon the outcome of these events along with continued projections of improving profitability, including future taxable income as a factor in determining the need for a DTA valuation allowance is likely occur in the near future.

********************

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 2, 2017

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (215) 735-4422.

Sincerely, REPUBLIC FIRST BANCORP, INC. /s/ Frank A. Cavallaro Frank A. Cavallaro Executive Vice President and Chief Financial Officer

cc:	Mr. John Spitz, U.S. Securities and Exchange Commission Mr. Harry D. Madonna, Republic First Bancorp, Inc.